U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D. C. 20549

FORM 11-K

ANNUAL REPORT

Pursuant to Section 15 (d) of the

Securities and Exchange Act of 1934

For the fiscal year ended December 31, 2004

A.	Full title of the plan and the address of the plan if different from that of the issuer named below:

AMENDED AND RESTATED CRANE CO. SAVINGS

AND INVESTMENT PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

CRANE CO.

100 First Stamford Place

Stamford, Connecticut 06902

AMENDED AND RESTATED CRANE CO. SAVINGS AND INVESTMENT PLAN

Page
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS
Statements of Assets Available for Benefits as of December 31, 2004 and 2003	2

Statements of Changes in Assets Available for Benefits for the Years Ended December 31, 2004 and 2003	3

Notes to Financial Statements	4

SUPPLEMENTAL SCHEDULES
Form 5500, Schedule H, Part IV, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2004	9

Form 5500, Schedule H, Part IV, Line 4j – Schedule of Reportable Transactions for the Year Ended December 31, 2004	10

EXHIBIT
Exhibit 23.1 – Consent of Independent Registered Public Accounting Firm	11

All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees and Participants of the Amended and Restated Crane Co. Savings and Investment Plan:

We have audited the accompanying statements of assets available for benefits of the Amended and Restated Crane Co. Savings and Investment Plan (the “Plan”) as of December 31, 2004 and 2003, and the related statements of changes in assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal controls over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2004 and 2003, and the changes in assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of (1) assets (held at end of year) as of December 31, 2004, and (2) transactions in excess of five percent of the current value of plan assets for the year ended December 31, 2004, are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan’s management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic 2004 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

Stamford, Connecticut

June 17, 2005

AMENDED AND RESTATED CRANE CO. SAVINGS AND INVESTMENT PLAN

STATEMENTS OF ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2004 AND 2003

	2004	2003
ASSETS

INVESTMENTS, AT FAIR VALUE:

Crane Co. Stock Fund	$60,208,406	$67,386,419
Huttig Stock Fund	1,949,359	654,446
Jennison Growth Fund Z	29,285,100	27,209,929
Dryden Stock Index Fund I	15,939,954	14,608,877
Wells Fargo Stable Value Fund A	55,798,062	51,234,663
Putnam International Growth Fund A	—	8,435,228
Lord Abbett Mid Cap Value Fund A	12,495,725	5,652,568
American Balanced Fund A	15,057,709	12,099,935
Jennison Small Company Fund Z	6,388,295	6,999,585
MFS Mid-Cap Growth Fund A	7,356,119	5,088,844
Fidelity Advisor Dividend Growth Fund T	23,014,923	20,470,257
Templeton Foreign Fund A	10,795,683	—
Loan Fund	7,408,330	5,576,177

Total investments	245,697,665	225,416,928

RECEIVABLES:
Company contributions	79,650	146,036
Employee contributions	222,177	428,189
Employee loan payments	34,378	68,625

Total receivables	336,205	642,850

ASSETS AVAILABLE FOR BENEFITS	$246,033,870	$226,059,778

See notes to financial statements.

AMENDED AND RESTATED CRANE CO. SAVINGS AND INVESTMENT PLAN

STATEMENTS OF CHANGES IN ASSETS AVAILABLE FOR BENEFITS FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

	2004	2003
CONTRIBUTIONS:
Employee	$16,825,621	$12,044,751
Company	5,327,610	4,269,928

Total contributions	22,153,231	16,314,679

GAIN ON INVESTMENTS, NET:
Interest	368,561	280,706
Dividends	1,796,588	1,201,061
Net appreciation in fair value of investments	10,574,592	33,763,618

Total gain on investments, net	12,739,741	35,245,385

Distributions to participants	(16,341,266)	(12,224,785)
Rollovers and transfers from other plans	1,564,595	72,084,423
Administrative expenses	(142,209)	(29,391)

Net increase in assets available for benefits	19,974,092	111,390,311

Assets available for benefits beginning of year	226,059,778	114,669,467

Assets available for benefits end of year	$246,033,870	$226,059,778

See notes to financial statements.

AMENDED AND RESTATED CRANE CO. SAVINGS AND INVESTMENT PLAN

Notes to Financial Statements

1. DESCRIPTION OF THE PLAN

The following is a brief description of the Amended and Restated Crane Co. Savings and Investment Plan (the “Plan”). Participants should refer to the Plan document and amendments for more complete information and for description of terms used herein.

A. General The Plan is a defined contribution plan covering certain United States of America (“U.S.”) employees of Crane Co. and its subsidiaries (the “Company”). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

B. Plan Amendments The Plan was amended effective January 1, 1997 designating the portion of the Plan invested in the Crane Co. Stock Fund consisting of (a) Company matching contributions, and (b) participants’ deferred savings contributions that participants have elected to invest in the Crane Co. Stock Fund, as an Employee Stock Ownership Plan, as defined in Section 4975 of the Internal Revenue Code (the “Code”). Effective June 1, 1997, employees are eligible to participate in the Plan on the first day of the month coinciding with or following their date of hire. The Plan was amended and restated effective December 31, 2002. Effective December 22, 2003, an amendment was made to the Plan to allow any participant who has a fully vested interest in the participant’s account to be permitted to direct the Plan as to the investment of all or any portion of the participant’s account balance attributable to Company Stock and allocated to the Company Matching Contribution Stock Fund or the Crane Co. Stock Fund, or any successor fund.

C. Administration of the Plan The authority to manage, control and interpret the Plan is vested in the Administrative Committee (the “Committee”) of the Company. The Committee, which is appointed by the Board of Directors of the Company, appoints the Plan Administrator and is the named fiduciary within the meaning of ERISA.

D. Participation Subject to certain conditions, U.S. employees of Crane Co. are eligible to participate in the Plan upon completing the enrollment process following their date of hire.

E. Contributions and Funding Policy Participants may elect to contribute to the Plan from one to twenty-five percent of their annual compensation. The contribution limit for highly compensated employees, those whose earnings equal or exceed $90,000, is limited to ten percent. Participants who have attained age 50 before the close of the Plan year will be eligible to make Catch-Up Contributions in accordance with, and subject to the limits of, Section 414(v) of the Code. Contributions are invested in funds selected by the participant. The Company contributes on a matching basis an amount equal to 50 percent, of up to the first six percent of each participant’s deferred savings, which is invested in the Crane Co. Stock Fund. In accordance with the Code, participant pretax contributions could not exceed $13,000 in 2004 and $12,000 in 2003. Discrimination tests are performed annually; any test discrepancies would result in refunds to the participants.

F. Expenses Plan administrative expenses (except those associated with the Crane Co. Stock Fund and the Huttig Stock Fund) are paid by the Employer. In addition, personnel and facilities of the Employer used by the Plan for its accounting and other activities are provided at no charge to the Plan. Commission fees and administrative expenses incurred by the Crane Co. Stock Fund and the Huttig Stock Fund are paid by the respective funds through automatic unit deductions. Participant loan fees are paid by the participant through automatic deductions.

G. Participant Accounts Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contribution, the Company’s matching contribution and Plan earnings, and charged with withdrawals and Plan losses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

H. Vesting Employee contributions are 100% vested. Vesting for employer contributions are as follows:

Years of Service	Vested Interest
Less than 1 year	None
1 year but fewer than 2	20%
2 years but fewer than 3	40%
3 years but fewer than 4	60%
4 years but fewer than 5	80%
5 years or more	100%

Participants whose employment terminates by reason of death, permanent disability or retirement are fully vested. Participants are fully vested upon the attainment of age sixty-five (65).

I. Forfeited Accounts At December 31, 2004 and 2003, forfeited nonvested accounts totaled $560,959 and $285,271, respectively. These accounts will be used to reduce future employer contributions. During the year ended December 31, 2004, employer contributions were reduced by $305,831 from forfeited nonvested accounts.

J. Distributions Upon retirement, disability, termination of employment or death, a participant or designated beneficiary will receive a lump sum payment equal to the participant’s account balance. If the participant’s account balance is greater than $5,000, the participant may elect to defer the withdrawal until reaching the age of 65. A participant may apply to the Committee for a distribution in cases of hardship. The Committee has the sole discretion to approve or disapprove hardship withdrawal requests, in accordance with the Internal Revenue Code. Any part of a participant’s unvested Company contribution at the time of termination of employment is forfeited and used to reduce future Company contributions.

K. Plan Termination The Company expects to continue the Plan indefinitely, but reserves the right to modify, suspend or terminate the Plan at any time, which includes the right to vary the amount of, or to terminate, the Company’s contributions to the Plan. In the event of the Plan’s termination or discontinuance of contributions hereunder, the interest of each participant in benefits earned to such date, to the extent then funded, is fully vested and non-forfeitable. Subject to the requirements of the Code, the Board of Directors shall thereupon direct either (i) The Prudential Trust Company (“Trustee”) to hold the accounts of participants in accordance with the provisions of the Plan without regard to such termination until all funds in such accounts have been distributed in accordance with such provisions, or (ii) the Trustee to immediately distribute to each participant all amounts then credited to the participant’s account as a lump sum.

L. Tax Status The Internal Revenue Service has determined and informed the Company by letter dated November 14, 2003 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. Although the Plan has been amended since receiving the determination letter, the Plan Administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

M. Rollovers and Transfers from Other Plans Rollovers and transfers from other qualified plans are accepted by the Plan. Rollovers and transfers represent contributions of assets from other qualified plans of companies acquired by Crane Co. and participant account balances of new employees from other non-company qualified plans.

On December 30, 2003 the ELDEC Corporation and Interpoint Corporation Deferred Income Plan (“ELDEC Plan”) merged into the Plan. The total assets transferred were $58,780,839. The funds existing in the ELDEC Plan were transferred to the comparable investment options of the Plan. The funds in both plans were the same with the exception of the following: the Mutual Qualified Fund CL I was transferred 50% to the Lord Abbett Mid Cap Value Fund and 50% to the MFS Mid-Cap Growth Fund A, and the AIM Balanced Fund CL A was transferred to the American Balanced Fund.

N. Participant Loan Fund Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their account balance. Loan transactions are treated as transfers between investment funds and the Loan Fund. Loan terms range from one to five years or up to 15 years for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear interest at the prevailing prime lending rate on the first day of the Plan year plus two percent. Principal and interest are paid ratably through regular payroll deductions.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A. The financial statements of the Plan have been prepared in conformity with accounting principles generally accepted in the United States of America.

B. Investment Valuation The Plan’s investments are recorded at fair value. Investments in mutual funds are valued at the closing composite price published for the last business day of the year. The Wells Fargo Stable Value Fund A is a collective trust fund that is administered by Wells Fargo Bank, N.A. (the “Bank”). The value of this investment is based on the underlying unit value reported by the Bank. The Crane Co. Stock Fund and Huttig Stock Fund are valued at the quoted market price of the respective company’s common stock. Participant loans are valued at cost, which approximates fair value.

Below are the investments whose fair value individually represented 5% or more of the Plan’s assets as of December 31, 2004 and 2003:

	December 31, 2004		December 31, 2003
	Shares/Units	Market Value	Shares/Units	Market Value
Crane Co. Stock Fund	2,087,670	$60,208,406	2,192,141	$67,386,419
Jennison Growth Fund Z	2,009,959	29,285,100	2,038,197	27,209,929
Dryden Stock Index Fund I	591,025	15,939,954	589,068	14,608,877
Wells Fargo Stable Value Fund A	1,580,126	55,798,062	1,504,270	51,234,663
Lord Abbett Mid Cap Value Fund A	552,175	12,495,725	300,190	5,652,568
American Balanced Fund A	836,539	15,057,709	699,823	12,099,935
Fidelity Advisors Dividend Growth Fund T	1,965,408	23,014,923	1,822,819	20,470,257

The Plan’s investments, including gains and losses on investments bought and sold, as well as held during the period, appreciated (depreciated) in value as follows:

	2004	2003
Mutual Funds	$10,965,741	$11,774,723
Common and Collective Funds	1,912,716	1,312,513
Common Stocks	(2,303,865)	20,676,382

	$10,574,592	$33,763,618

C. Nonparticipant-Directed Investments

A portion of the Crane Co. Stock Fund is considered a nonparticipant-directed investment for the Plan. Information about the net assets and the significant components of the changes in net assets relating to this investment are as follows:

	December 31,
	2004	2003
Net assets:
Common stock	$45,228,777	$50,210,664

	Year ended December 31, 2004	Year ended December 31, 2003
Changes in net assets:
Contributions	$5,649,532	$4,339,644
Dividends	624,137	529,354
Net (depreciation) appreciation	(2,903,660)	14,579,119
Benefits paid to participants	620,387	528,022
Transfers to participant-directed investments	2,421,372	2,256,852

D. Investment Transactions and Investment Income Investment transactions are accounted for on the date purchases or sales are executed. Dividend income is accounted for on the ex-dividend date. Interest income is recorded on the accrual basis as earned. Total income of each fund is allocated monthly to participants’ accounts within the fund based on the participant’s relative beginning balance. In accordance with Department of Labor requirements, realized and unrealized gains and losses are determined based on the fair market value of assets at the beginning of the plan year.

E. Distributions to Participants Benefit payments are recorded when paid.

F. Use of Estimates The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates. The Plan utilizes various investment instruments, including mutual funds and investment contracts. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

3. RELATED-PARTY TRANSACTIONS

Certain Plan investments are shares of mutual funds managed by Prudential Financial. Prudential Financial is the trustee as defined by the Plan, and, therefore, these transactions qualify as party-in-interest transactions. Balances of these funds at December 31, 2004 and 2003 were $45,225,054 and $41,818,806, respectively. These funds earned dividend income of $262,036 and $105,175 for the years ended December 31, 2004 and 2003, respectively. Fees incurred for investment management services, if any, were paid by the Employer.

At December 31, 2004 and 2003, the Plan held 2,087,670 and 2,192,141 shares, respectively, of common stock of Crane Co., the sponsoring employer, with a cost basis of $45,418,498 and $44,607,705, respectively, and fair value of $60,208,406 and $67,386,419, respectively. During the year ended December 31, 2004 and 2003, the Plan recorded dividend income of $838,036 and $752,761, respectively, related to its investment in the common stock of Crane Co.

Certain officers and employees of the Company (who may also be participants in the Plan) perform administrative services related to the operation and financial reporting of the Plan. The Company pays these individuals salaries and also pays other administrative expenses on behalf of the Plan. Certain fees, to the extent not paid by the Company, are paid by the Plan.

These transactions are not deemed prohibited party-in-interest transactions, because they are covered by statutory and administrative exemptions from the Code and ERISA’s rules on prohibited transactions.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee of the Amended and Restated Crane Co. Savings and Investment Plan has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

ADMINISTRATIVE COMMITTEE OF THE

AMENDED AND RESTATED CRANE CO.

SAVINGS AND INVESTMENT PLAN

/s/ G. A. Dickoff
G.A. Dickoff
On behalf of the Committee

/s/ A. I. duPont
A.I. duPont
On behalf of the Committee

Stamford, CT

June 29, 2005

AMENDED AND RESTATED CRANE CO. SAVINGS AND INVESTMENT PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS

(HELD AT END OF YEAR)

DECEMBER 31, 2004

Identity of Issue, Borrower, Lessor or Similar Party	Description	Shares	Market Value
Crane Co. Stock Fund* **	Registered Investment	2,087,670	$60,208,406
Huttig Stock Fund	Registered Investment	186,541	1,949,359
Jennison Growth Fund Z*	Registered Investment	2,009,959	29,285,100
Dryden Stock Index Fund I*	Registered Investment	591,025	15,939,954
Wells Fargo Stable Value Fund A	Common Collective Trust	1,580,126	55,798,062
Lord Abbett Mid Cap Value Fund A	Registered Investment	552,175	12,495,725
Jennison Small Company Fund Z	Registered Investment	337,648	6,388,295
American Balanced Fund A	Registered Investment	836,539	15,057,709
MFS Mid-Cap Growth Fund A	Registered Investment	822,832	7,356,119
Fidelity Advisor Dividend Growth Fund T	Registered Investment	1,965,408	23,014,923
Templeton Foreign Fund A	Registered Investment	877,698	10,795,683
Loans to Participants* Loans have interest rates ranging from 5.00% to 11.50% and mature in 2005 through 2022 (1,486 loans outstanding).	—	—	7,408,330

			$245,697,665

*	Represents a party-in-interest to the plan.
**	The cost of the Crane Co. Stock Fund was $45,418,498 at December 31, 2004.

AMENDED AND RESTATED CRANE CO. SAVINGS AND INVESTMENT PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4j - SCHEDULE OF REPORTABLE TRANSACTIONS

YEAR ENDED DECEMBER 31, 2004

Identity of Issue	Cost of Assets Purchased	Proceeds From Sales	Cost of Assets Sold	Net Gain
Series of Transactions
Crane Co. Stock Fund*	$6,626,666	$10,213,408	$6,626,666	$3,586,742

*	Represents a party-in-interest to the plan.